SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35948; File No. 812-15541

Wilmington Trust, N.A.

February 10, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from certain requirements of rule 3a-7(a)(4)(i) under the Act.

Summary of Application: Applicant requests an order that would permit an issuer of asset-backed securities ("ABS") that is not registered as an investment company under the Act in reliance on rule 3a-7 under the Act (an "Issuer") to appoint Applicant to act as a trustee in connection with the Issuer's ABS when any such Applicant is affiliated with an underwriter for the Issuer's ABS.

Applicant: Wilmington Trust, N.A.

Filing Date: The application was filed on January 26, 2024, and amended on June 25, 2024 and December 30, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving Applicant with a copy of the request by email, if an email address is listed for the Applicant below, or personally or by mail, if a physical address is listed for the Applicant below. The email should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m. Eastern time, on March 9, 2026, and should be accompanied by proof of service on Applicant, in

the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicant: Jeremiah C. Parker, jeremiah.parker@morganlewis.com.

FOR FURTHER INFORMATION CONTACT: Stephan N. Packs, Senior Counsel, or Kaitlin C. Bottock, Assistant Director, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicant's representations, legal analysis, and conditions, please refer to Applicant's Second Amended and Restated Application, dated December 30, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.